UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 1999

Golden Ocean Group Limited

(Translation of registrant's name into English)

P.O. Box 265, Suite 6, Tower Hill House, Le Bordage, St. Peter Port, GY1 3QU Channel Islands

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________________________.]

The following is the third quarter financial report of Golden Ocean Group Limited for the nine months ended September 30, 1999:

General

The Group is an international owner, operator and manager of VLCCs and dry-bulk carriers. The Group focuses on long-term chartering of newbuilding vessels to third parties.

Fleet Review

The Group has a delivered fleet of twenty ships, comprising eleven dry-bulk vessels and nine VLCCs. It has on order nine VLCCs and one dry cargo vessel and as at 30th September had options to purchase a further seven VLCCs ordered by the parent company Golden Ocean Limited. Of the delivered fleet three existing VLCCs and two dry cargo vessels are owned by Joint Ventures. A fleet list is included in this report.

In the first nine months of 1999 there were six additions to the fleet. In January, the third of the Group's double-hulled VLCCs, the Golden Victory was delivered. This vessel has been placed on a seven-year time charter to NYK. The Group also took delivery of the Handymax Cos Hero in January which has been fixed on bareboat charter to COSCO (Singapore) Pte. Ltd. for fifteen years. In March, the Group took delivery of the Panamax Golden Disa which has been fixed o Corporation for twelve years and the VLCC New Circassia which has been placed on a bareboat charter to Hong Kong Ming Wah Shipping Co. for one year. In June, the Group took delivery of the VLCC Pacific Lagoon which has been placed on time charter to Euronav S.A. for one year with an optional further year. The New Circassia and Pacific Lagoon are owned by Joint Ventures. In August, the Group took delivery of the Panamax Golden Nerina which has been fixed on a time charte r twelve years. The VLCC Opalia was delivered in November and has been fixed on a bareboat charter to Shell for two years with an option for a further two years.

Results of Operations for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998.

Operating revenues

Net operating revenues (charter income less brokers' commissions) for the nine months ended September 30, 1999 were $61.0 million compared with $33.9 million for the nine months ended September 30, 1998. This increase resulted from the expansion of the fleet. Between October 1, 1998 and September 30, 1999 the wholly owned fleet increased from ten to fourteen vessels. Available operating days of 3,479 days were 74% higher in the first three quarters of 1999 than in the first three qua tal off hire for the first nine months of 1999 amounted to 16 days.. Total operating revenues for the nine months ended September 30, 1999 increased by 37% to $52.0 million compared with $38.0 million for the nine months ended September 30, 1998, primarily due to the expansion of the fleet.

Share of earnings of Joint Ventures

The Company's share of earnings of Joint Ventures for the nine months ended September 30, 1999 was a loss of $8.9 million compared with a profit of $2.6 million for the same period in 1998.

Net operating revenues of the Joint Ventures grew by 63% to $18.9 million in the nine months ended September 30, 1999 compared to $11.6 million in the nine months ended September 30, 1998. This increase in revenues resulted from the expansion of the Joint Venture owned fleet between October 1, 1998 and September 30, 1999 from three to five vessels. The Group's currently operating Joint Ventures are the owning companies of the Golden Fountain, New Circassia and Pacific LagoonGolden Daisy and Golden Rose, both Handymaxes.

Operating expenses

Vessel operating costs, which include crew wages and expenses, insurance, lubricating oils, stores and spares, repairs and maintenance, increased by 27% to $9.8 million for the nine months ended September 30, 1999 compared with $7.7 million for the nine months ended September 30, 1998. Vessel operating costs amount to 16% of net operating revenues for the period. This compares with 23% for the same period in 1998. The reduction in vessel operating costs as a proportion of net opera s only one VLCC on bareboat charter. The Group does not bear operating costs for vessels under bareboat charter apart from some sundry insurance costs.

Due to the expansion the fleet, depreciation expense increased by 75% to $19.9 million for the nine months ended September 30, 1999 compared with $11.4 million for the nine months ended September 30, 1998.

Administrative expenses were $6.6 million for the nine months ended September 30, 1999, and were $6.5 million for the nine months ended September 30, 1998. Administrative expenses principally cover expenses of the subsidiary agents of the Group in London and Tokyo and affiliated agents of the Group in Hong Kong, Shanghai, and Vancouver, together with audit, administrative and legal fees for the Group. Where affiliated agents have been used, these costs have been charged to the Group on an actual cost basis. Administrative expenses for the three quarters include an exceptional charge of $1.0 million payable on the appointment of Chase Securities Inc. as financial advisors to the Group.

Primarily as a result of these developments, total operating expenses increased by 39% to $37.6 million for the nine months ended September 30, 1999 compared with $27.0 million for the nine months ended September 30, 1998.

Net operating income

As a result of the foregoing factors, net operating income increased by 31% to $14.4 million for the nine months ended September 30, 1999, compared with $11.0 million for the nine months ended September 30, 1998. EBITDA for the nine months ended September 30, 1999 was $44.6 million, compared with $23.7 million for the nine months ended September 30, 1998, an increase of 88%.

Other income/expenses

Foreign exchange losses for the nine months ended September 30, 1999 were $19.2 million compared with gains of $8.1 million for the nine months ended September 30, 1998. The foreign exchange gains were due principally to the appreciation of the Yen against the Dollar since the year-end. At September 30, 1999, the exchange rate had fallen to Yen 106.5 per $1 from Yen 112.8 per $1 at December 31, 1998, an appreciation of 6% over the period.

Interest income, mainly from escrow funds held as security for the Senior Notes and from the uninvested portion thereof, amounted to $1.2 million in the nine months ended September 30, 1999.

Interest expense increased by 35% to $49.6 million as compared with $36.7 million for the nine months ended September 30, 1998, primarily due to the expansion of the fleet. The interest expense for the nine months ended September 30, 1999 represents an average interest cost of 4.9% on interest bearing secured loans and capital leases and an overall interest expense cost of 9.5% on all debt including the Senior Notes. Interest expense for the nine months ended September 30, 1998 represented an average interest cost of 5.25% on interest bearing secured loans and capital leases and an overall interest expense cost of 10.5% on all debt including the Senior Notes.

Net loss

As a result of the foregoing, the net loss for the period was $53.9 million for the nine months ended September 30, 1999, compared to $15.4 million for the nine months ended September 30, 1998.

Outlook for Current Year

As all delivered vessels in the wholly owned fleet are on time or bareboat charter, some of the constituent factors of net operating income are relatively predictable. With the heavy cost of servicing the Senior Notes a loss for the full year is expected. However the results in the last quarter of the year to December 31, 1999 will vary from those in the first nine months due to among other factors the following:

  The Yen has appreciated against the Dollar from Yen 112.8 per $1 at December 31, 1998 to Yen 106.5 per $1 at September 30, 1999. Future changes in the exchange rate of Yen to Dollars will affect the Company's result of operations.

  The Joint Venture owned Golden Fountain is currently employed in the voyage charter market. Fluctuations in the market rate for voyage charters of VLCCs will affect the results of operations of this vessel. Management continues to monitor market conditions for favourable time charter opportunities.

  The last quarter will have the full benefit of the earnings of the Golden Victory (delivered January 7, 1999), Cos Hero (delivered January 12, 1999), Golden Disa (delivered March 19, 1999), Golden Nerina (delivered August 5, 1999), Opalia (delivered November 5, 1999) and a share of earnings of the Joint Venture owned New Circassia (delivered March 24, 1999) and Pacific Lagoon (delivered June 29, 1999). The last quarter are expected to b

  Liquidity and Capital Resources

  Total shareholders equity at September 30, 1999 was $0.9 million compared to $54.8 million at December 31, 1998. The decrease was due to the net loss for the nine months of $53.9 million.

  Long term debt as of September 30, 1999 consists of $250.7 million of 10% Senior Notes on an accreted value basis and $584.6 million of long term secured debt and obligations under capital leases.

  At September 30, 1999 the Company had cash and cash equivalents of $7.6 million compared with $8.5 million at December 31, 1998. This included restricted or escrow cash of $6.5 million at September 30, 1999 and $4.9 million at December 31, 1998.

GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN US$'000)

	September 30	December 31
	1999	1998

ASSETS

CURRENT ASSETS

Cash and cash equivalents	7,568	8,487
Inventories	1,048	549
Trade accounts receivable	37	27
Prepaid expenses and other accounts receivable	2,459	1,358
Short term investments	-	28,747

Total current assets	11,112	39,168

Vessels owned, net	507,149	420,889
Vessels under capital lease, net	158,467	107,898
Vessels under construction	112,683	132,276
Options to purchase vessels	48,657	48,654
Investment in joint ventures	(7,563)	1,382
Loans to joint ventures	26,640	23,012
Goodwill, net	17,855	18,439
Deferred note issue costs, net	6,409	8,917

Total assets	$881,409	$800,635

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long term debt	27,654	23,050
Obligations under capital leases	10,181	6,524
Trade accounts payable and accrued expenses	6,840	3,765
Note interest payable	2,428	9,713
Time charter income received in advance	2,542	1,949
Amounts due to related parties	212	237
Drydocking and special survey provisions	475	1,045

Total current liabilities	50,332	46,283

Other loans	14,021	13,262
Long term debt	391,706	324,527
Obligations under capital leases	155,065	104,893
Notes payable	250,715	236,372
Amounts due to shareholder	17,685	19,820
Drydocking and special survey provisions	693	611

Total liabilities	880,217	745,768

Minority interest	298	41

SHAREHOLDERS' EQUITY

Share capital	-	-
Additional paid in capital	63,661	63,661
Retained deficit	(62,767)	(8,835)

Total shareholder's equity	894	54,826

Total liabilities and shareholders' equity	$881,409	$800,635

GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED E ARNINGS
(EXPRESSED IN US$'000)

	9 months	9 months
	ended	ended
	30/09/99	30/09/98
OPERATING REVENUES

Charter income	61,488	34,261
Brokers' commission	(529)	(337)
Share of earnings/(losses) of joint ventures	(8,945)	2,589
Interest on direct financing sub-lease	-	1,446

Total operating revenue	52,014	37,959

OPERATING EXPENSES

Vessel operating costs	9,767	7,670
Administrative expenses	6,556	6,516
Depreciation and amortisation expense	19,933	11,423
Amortisation of goodwill	584	584
Drydocking and special survey costs	738	803

Total operating expenses	37,578	26,996

Net operating income	14,436	10,963

OTHER INCOME (EXPENSES)

Foreign exchange gain	(19,234)	8,109
Interest income	1,249	3,192
Interest expense	(49,562)	(36,702)
Other income (expenses)	(564)	88
Loss on disposal of vessels	-	(1,090)

Net other income (expense)	(68,111)	(26,403)

Net income/(loss) before minority interest	(53,675)	(15,440)

Minority interest	(257)	-

Net income/(loss)	(53,932)	(15,440)

Retained earnings/(deficit) at beginning of the period	(8,835)	61,578

Retained earnings/(deficit) at end of the period	(62,767)	$46,138

ADDITIONAL FINANCIAL INFORMATION

EBITDA	44,583	23,659
Ratio of earnings to fixed charges	-	0.47
EBITDA to interest expense, net	0.90	0.64
GOLDEN OCEAN GROUP LIMITED (INCORPORATED IN LIBERIA)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN US$'000)

	9 months	9 months
	ended	ended
	30/09/99	30/09/98

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(loss)	(53,932)	(15,440)
Adjustments to reconcile net income to net cash provided by
operating activities:
Foreign exchange gain	19,234	(8,109)
Depreciation and amortisation expense	19,933	11,423
Share of earnings of joint ventures	8,945	(2,589)
Loss on disposal of vessels	-	1,090
Amortisation of note discount	14,344	12,341
Amortisation of goodwill	584	584
Amortisation of deferred note issue costs	2,508	2,374
Interest receivable on loans to joint ventures	(162)	-
Minority interest	257	-
Net change in:
Inventories	(499)	(39)
Trade accounts receivable	(10)	(6)
Prepaid expenses and other accounts receivable	(1,493)	(1,825)
Trade accounts payable and accrued expenses	3,833	14
Note interest payable	(7,285)	(4,238)
Accrued profit share	-	(6,243)
Time charter income received in advance	593	(37)
Drydocking and special survey provisions	(488)	803

Net cash provided by operating activities	6,362	(9,897)

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to joint ventures	(3,465)	(994)
Payments received on direct financing sub-lease	-	1,114
Additions to vessels under construction	(137,174)	(215,356)
Payments to acquire options on vessels	-	(48,650)
Proceeds from sale of vessels	-	62,415
Payments to acquire pledged investments	-	(13,645)
Proceeds from redemption of investments	29,138	24,569

Net cash used in investing activities	(111,501)	(190,547)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long term debt	131,011	197,101
Repayment of long term debt	(20,794)	(34,429)
Payment of capital lease obligations	(3,839)	(28,824)
Amounts due to related party	(25)	(1,902)
Advances by shareholder	-	8,274
Repayments to shareholder	(2,133)	-
Proceeds of note issue	-	69,140
Payments for deferred note issue costs	-	(2,814)

Net cash provided by financing activities	104,220	206,546

Net increase in cash and cash equivalents	(919)	6,102
Cash and cash equivalents at beginning of period	8,487	6,419

Cash and cash equivalents at end of period	$7,568	$12,521

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Golden Ocean Group Limited

  (registrant)

  Date: December 16, 1999 By: /s/ Fred W.Y. Cheng
  Fred W.Y. Cheng

  Chairman

  02052.006 #139614